November 30, 2018

William Smith, Jr.
Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia
Aliso Viejo, CA 92656

       Re: Smith Micro Software, Inc.
           Registration Statement on Form S-3
           Filed November 21, 2018
           File No. 333-228519

Dear Mr. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Jennifer R. Minter